SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, Per Value NIS 0.01 per share

(Title of class of securities)

M68830104

(CUSIP number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,047,471
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,047,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,047,471
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,047,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,047,471
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,047,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,047,471
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,047,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,838,498
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: 2,838,498
	10	SHARED DISPOSITIVE POWER: 8,208,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Life Sciences L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,208,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,208,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.65%*
14	TYPE OF REPORTING PERSON: PN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,047,471
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,047,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,047,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.18%*
14	TYPE OF REPORTING PERSON: IN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 33,140,633 Ordinary Shares issued and outstanding, as of June 1, 2022, as disclosed in the Issuer’s Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on June 9, 2022.

CONTINUATION PAGES TO AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”), Clal Biotechnology Industries Ltd. (“CBI”), Clal Life Sciences L.P. (“CLS”) and Len Blavatnik (collectively, the “Reporting Persons” and each, a “Reporting Person”) in respect of MediWound Ltd. (the “Issuer”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 17, 2022 (the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2.	Identity and Background.

The disclosure in Item 2 to the Schedule is hereby amended and restated as follows:

This Schedule 13D is being filed by the Reporting Persons.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Diversified holding company	Israel

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Clal Life Sciences L.P.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in the seventh paragraph in Item 3 to the Schedule is hereby amended and restated as follows:

On June 29, 2020, Mr. Ofer Gonen and Mr. Assaf Segal, the then current Chief Executive Officer and the Chief Financial Officer of CBI, respectively, each in their capacity as a director of the Issuer, received options to acquire an aggregate of 200,000 Ordinary Shares under the Issuer’s 2014 Equity Incentive Plan, exercisable for $1.75 per share, which vest over three years beginning on June 29, 2020 and expire on June 29, 2025.

The disclosure in Item 3 to the Schedule is hereby supplemented by adding the following at the end thereof:

On June 15, 2021, Messrs. Gonen and Segal, each in their capacity as a director of the Issuer, received options to acquire an aggregate of 22,500 Ordinary Shares under the Issuer’s 2014 Equity Incentive Plan, exercisable for $5.36 per share, which vested on June 15, 2022 and expire on June 15, 2026.

On June 15, 2021, Messrs. Gonen and Segal, each in their capacity as a director of the Issuer, received restricted stock units exchangeable into 3,750 Ordinary Shares under the Issuer’s 2014 Equity Incentive Plan, which vested on June 15, 2022.

Pursuant to their employment agreements with CBI, Messrs. Gonen and Segal assigned their options and restricted stock units to CBI.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

Mr. Gonen’s term as a member of the Issuer’s board of directors will end at the Issuer’s annual general meeting of shareholders scheduled for July 19, 2022, in connection with his appointment as Chief Executive Officer of the Issuer, effective June 30, 2022, and his resignation as Chief Executive Officer of CBI, effective June 30, 2022.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CBI owns directly (i) 2,678,915 Ordinary Shares, (ii) 200,000 Ordinary Shares issuable upon exercise of options exercisable for $1.75 per share, which expire on June 29, 2025 (of which 133,333 options are vested), (iii) 22,500 Ordinary Shares issuable upon exercise of options exercisable for $5.36 per share, which expire on June 15, 2026 and (iv) 3,750 Ordinary Shares issuable upon the exchange of restricted stock units; and may be deemed to share voting and investment power over the 8,208,973 Ordinary Shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

Each of AIH, Access LLC, AIM, Clal Industries and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd.

The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The information in Item 3 hereof is incorporated by reference herein.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.5	Joint Filing Agreement, dated as of July 1, 2022.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2022

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL INDUSTRIES LTD.	/s/ Yehuda Ben Ezra
Name: Yehuda Ben Ezra
Title: VP Comptroller

/s/ Nufar Malovani
Name: Nufar Malovani
Title: VP General Counsel & Corporate Secretary

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Assaf Segal
Name: Assaf Segal
Title: Acting CEO & CFO

/s/ Shiran Manor
Name: Shiran Manor
Title: General Counsel & Corporate Secretary

CLAL LIFE SCIENCES L.P.		/s/ Assaf Segal
Name: Assaf Segal
Title: Director

/s/ Liat Nissan
Name: Liat Nissan
Title: Director

*
Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

	By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Attorney-in-Fact